

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2021

Ron Zwanziger
Chief Executive Officer, Chairman and Director
LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108
Cayman Islands

>   **Re: LumiraDx Limited**
>   **Draft Registration Statement on Form F-4**
>   **Exhibit Nos. 4.8, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11 and 10.15**
>   **Submitted April 20, 2021**
>   **CIK 0001685428**

Dear Mr. Zwanziger:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and is the type of information that you treat as private or confidential. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of each of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copies of your exhibits. Given your conclusion that this information is private or confidential, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance